June 14, 2010

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn.:   John Reynolds, Assistant Director

Re:	China Water Group, Inc. (the “Company”)

Form 10-K A/1 for the Fiscal Year Ended December 31, 2008

File No. 0-26175

Ladies and Gentlemen:

The Company has reviewed your letters dated June 3, 2010 and April 27, 2010.  In connection with the preparation of a response to the April 27, 2010 letter, a conference call was held among the Staff, the Company’s auditor and the Company’s attorney.   As a result of that call it was determined that an amendment to the Company’s Form 8-K for December 31, 2007 needs to be filed and in connection therewith the Company must obtain an audit of the financial results of Guangzhou Xinchen Water Co, Ltd. (“GXWC”) for the two years ended December 31, 2007.  The Company has directed its auditors to initiate that audit and personnel from the audit firm are travelling to GXWC to initiate the audit.  The results of the audit of GXWC will determine effect the financial statements for December 31, 2008 and all subsequent periods, the Company believes that no further amendment to its form 10-K for the year ended December 31, 2008 or subsequent periodic filings should be made until such audit is completed and the December 31, 2007 Form 8-K is amended.  We will advise you as soon as is practicable when we will be able to amend the December 31, 2007 Form 8-K to include financial results of GXWC and related pro-forma information, but we anticipate that this process will consume another month.

Please feel free to contact me at 914-674-4373 if you require any further information with respect to the foregoing.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton